SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Convenience translation of a notification of impending merger pursuant to section 62 (3) sentence 2 of the German Transformation Act issued on December 7, 2023.

Exhibit 99.2	Convenience translation of a notification by Management Board on the composition of the Supervisory Board of Fresenius Medical Care AG pursuant to Section 197 sentence 3 UmwG in conjunction with Sections 31 para. 3, 97 AktG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: December 7, 2023

Fresenius Medical Care AG

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board